SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated February 5, 2008.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI EXPANDS Q1 2008 NET EARNINGS BY 66%
FUELED BY GROWTH IN REVENUE AND BOOKINGS

Q1 2008 year-over-year highlights:
·	Revenue of $914.7 million, up 6.1% on a constant currency basis;
·	Earnings before taxes of $100.4 million, up 51.8%;
·	Net earnings of $72.6 million, up 66.2%;
·	Net earnings margin of 7.9%, up from 4.8%;
·	EPS of 22 cents, up 67.1%;
·	Cash generated from operating activities in Q1 2008 of $118.7 million;
·	Debt repayments and stock buy backs in Q1 2008 totaled $75.1 million;
·	Q1 2008 bookings of $1.15 billion, compared with $769.0 million in Q1 2007.

 Note: Full Q1 F2008 MD&A, financial statements and accompanying notes may be found at www.cgi.com  and have been filed with both Sedar in Canada and Edgar in the U.S.

Montreal, Quebec, February 5, 2008– CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2008 first quarter revenue today of $914.7 million. This represents 6.1% year-over-year revenue growth on a constant currency basis, compared with the first quarter of 2007. Relative to the same year ago period, foreign exchange fluctuations negatively impacted the Company’s revenue by $44.2 million, or 4.9% of revenue.

Earnings before taxes were $100.4 million or 11.0% of revenue. This is an improvement of 51.8% compared with the first quarter of 2007.

Net earnings in Q1 2008 were $72.6 million or 7.9% of revenue compared with net earnings of $43.7 million or 4.8% of revenue in the same quarter last year. This represents a 66.2% year-over-year increase.

The first quarter results included one-time tax benefits of $6.3 million, primarily related to a federal income tax rate change in Canada. Excluding these one-time tax adjustments, the net earnings margin was 7.2%.

Earnings per share in the first quarter were 22 cents. This compares with 13 cents in the same period last year.

The Company generated $118.7 million in cash from its operating activities, or 13% of revenue. On a rolling twelve month basis, CGI has generated $502.7 million or $1.51 in cash per share from its operating activities.

In millions of Canadian dollars except when noted
	Q1 F2008	Q1 F2007
Revenue	$914.7	$904.1
Adjusted EBIT Margin	$106.5 11.6%	$99.7 11.0%
Earnings before taxes (EBT) Margin	$100.4 11.0%	$66.1 7.3%
Net earnings	$72.6	$43.7
Margin	7.9%	4.8%
Earnings per share	$0.22	$0.13
Weighted average number of outstanding shares (diluted)	329,785,001	331,588,537
Interest on long-term debt	$7.3	$12.5
Net debt to capitalization ratio	14.2%	22.6%
Days of sales outstanding (DSO)	41	44
Bookings	$1,151.1	$769.0

During the quarter, the Company booked $1.15 billion in new contract wins, extensions and renewals, resulting in a book-to-bill of 126% in the quarter. At the end of December 2007, the Company’s backlog stood at $12.04 billion or 3.3 times annual revenue.

“I am very pleased with our strong overall performance in Q1 as we continue to build on the momentum created in fiscal 2007,” said Michael E. Roach, President and Chief Executive Officer. “We remain convinced that our focus on execution will continue to be the key to achieving our profitable growth targets and operating strategy. In this regard, the ongoing execution of our business development strategy continues to surface significant growth opportunities and sales as validated by the sustained improvement in bookings this quarter and over the last several quarters.”

The Company continues to enhance its financial flexibility to invest in large outsourcing contracts, accretive acquisitions, share buy backs and debt reduction. As part of its Normal Course Issuer Bid, the Company repurchased for cancellation 1.4 million subordinate class A shares during the first quarter for a total investment of $15.8 million.

In addition, long-term debt decreased by $37.5 million during the quarter. At the end of December 2007, net debt was reduced to $328.6 million, improving the Company’s net debt to capitalization ratio to 14.2%.

During the quarter, the Company entered into forward contracts to limit the principal repayments on US$192 million (valued at $255.8 million when issued in 2004) in Senior U.S. unsecured notes, thereby locking in its obligation in Canadian dollars to $194.2 million.

Normal Course Issuer Bid Renewal
Under the terms of the current Normal Course Issuer Bid which commenced on February 5, 2007, the Company repurchased 11.8 million of its Class A subordinate shares for $127.2 million. On February 5, 2008, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares, or approximately 28.5 million shares during the next year, subject to regulatory approval.

First Quarter F2008 Results Conference Call
Management will host a conference call to discuss results at 9:30 a.m. Eastern time this morning. Participants may access the call by dialing 1-866-225-0198 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com.

Annual General Meeting of Shareholders
This morning at 11 a.m., the Company will hold its Annual General Meeting of shareholders at the Omni Mont-Royal Hotel, Salon Les Saisons, 1050 Sherbrooke Street West, Montreal. The meeting, being presided over by Serge Godin, Founder and Executive Chairman will be broadcast live via www.cgi.com. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow with the Executive team.

Note to the media: A press conference will be held immediately following the Annual General Meeting, at approximately 12:15 p.m.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.7 billion and at December 31st, 2007, CGI's order backlog was $12.04 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber
Vice-President
Global Communications and Investor Relations
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: February 5, 2008	By /s/ David G. Masse
Name: David G. Masse Title: Assistant Corporate Secretary